Exhibit 99.1

Press Release

MakeMyTrip Limited Announces Filing of Resale Shelf Registration Statements

Gurgaon, India and New York, 19 July 2017 – MakeMyTrip Limited (Nasdaq: MMYT) (“MakeMyTrip” or “Company”), India’s leading online travel company, today announced that it has filed two resale shelf registration statements on Form F-3, one on July 18, 2017 and another on July 19, 2017, covering resale of shares owned by certain of its investors, including MIH Internet SEA Pte Ltd., Ctrip.com International, Ltd. and investors who had purchased ordinary shares in a private placement by MMYT on May 5, 2017. MakeMyTrip had agreed to file these registration statements under its registration rights agreements with these investors.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Registration statements relating to these securities have been filed with the U.S. Securities and Exchange Commission and have become effective under the U.S. Securities Act of 1933.

About MakeMyTrip

MakeMyTrip Limited is India’s leading travel company. We own and operate well recognized online brands, including MakeMyTrip.com, goibibo.com, RightStay.com and redbus.in. Our comprehensive products and services allow customers to research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, intercity bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 40,000 hotels, 13,500 alternative accommodation properties in India and more than 240,000 hotels and properties outside India, Indian Railways and all major Indian bus operators.

For more details, please contact:

Jonathan Huang

Vice President - Investor Relations

MakeMyTrip Limited

+1 (917) 769-2027

Jonathan.Huang@makemytrip.com